

November 27, 2006

Mr. Manjeet Dhillon
Chief Financial Officer
Challenger Energy Corp.
3300, 400 – 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4H2

> **RE:** **Challenger Energy Corp.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed November 7, 2006**
> **File No. 0-52030**

Dear Mr. Dhillon:

We have reviewed your filing and response letter dated November 6, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Innisfail Well Acquisition Statement of Revenues and Direct Operating Expenses, F-40

1. We note the inclusion of your predecessor audited financial statements of revenue and direct expenses for the year ended December 31, 2005 reflecting the operations of the 10% pooled working interest in the 15-17 well which over-laps the reported operations in the financial statements of Challenger Energy, Inc., from the date Challenger acquired the interest to December 31, 2005. Please revise your statement of revenues and direct expenses of your predecessor to only

include an audited period through the date Challenger Energy acquired the interest.

Closing Comments

We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jon Duersh at (202) 551-3719 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum

Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3640 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Duersh
        J. Davis
        R. Winfrey
        J. Wynn

        via facsimile
        Mr. Manjeet Dhillion
        (403) 503-8811